John Hancock Tax-Advantaged Global Shareholder Yield Fund

601 Congress Street

Boston, Massachusetts 02210

April 24, 2013

VIA EDGAR

Anu Dubey

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	John Hancock Tax-Advantaged Global Shareholder Yield Fund
File No. 811-22056

Dear Ms. Dubey:

We have received the Staff’s comments on the preliminary proxy statement filed on April 4, 2013 on Schedule 14A (the “Proxy Statement”) for John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Fund”). The Staff’s comments were received by telephone on April 11, 2013. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

We have, for the convenience of the Staff, repeated below the Staff’s comments followed by the Fund’s response. Defined terms have the same meanings as used by the Fund in the Proxy Statement.

Comment: Record Ownership, page 1

1.	Please revise the table showing beneficial owners of more than five percent of the fund’s common shares by adding a column showing the total number of shares beneficially owned. Please also disclose the nature of the beneficial ownership.

Response: The requested change has been made. The table disclosing beneficial owners of more than five percent of the fund’s common shares and the paragraph immediately above the table have been revised as follows:

As of the Record Date, none of the Trustees beneficially owned individually, and the Trustees and executive officers of the fund as a group did not beneficially own, in excess of one percent of the outstanding shares of the fund. To the best knowledge of the fund, First Trust Portfolios L.P. beneficially owned more than 5% of the fund’s shares as of December 31, 2012. This information is based on Schedule 13G filing made on February 5, 2013 pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended.

Name and Address of Owner	Amount	Percent
First Trust Portfolios L.P. (1) Suite 400 120 East Liberty Drive Wheaton, Illinois 60187	834,769	8.8%

________________________

(1) First Trust Portfolios L.P. acts as sponsor of certain unit investment trusts (“UITs”) that hold shares of the fund. First Trust Advisors L.P., an affiliate of First Trust Portfolios L.P., acts as portfolio supervisor of the UITs. Neither First Trust Portfolios L.P., First Trust Advisors L.P. nor The Charger Corporation (which serves as the General Partner of First Trust Portfolios L.P. and First Trust Advisors L.P.) have the power to vote the shares of the fund held by these UITs sponsored by First Trust Portfolios L.P. These shares are voted by the trustee of the UITs. Each of First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation disclaims beneficial ownership of the shares of the fund identified in the filing made on February 5, 2103.

Comment: Introduction, page 2

2.	The last sentence of the fourth paragraph states that the “Acquisition constituted a ‘change of control’ resulting in an ‘assignment’ of the Prior Agreement under the Investment Company Act of 1940, as amended (the ‘1940 Act’).” Please address whether the Acquisition triggered Section 15(f)(1) under the 1940 Act, and, if so, disclose compliance with each condition of Section 15(f)(1).

Response: Section 15(f) of the 1940 Act provides a safe harbor for investment advisers or subadvisers in connection with assignments of investment advisory or subadvisory contracts. While Epoch has not expressly undertaken to satisfy the conditions of Section 15(f)(1), please note that consistent with Section 15(f)(1), more than 75% of the Board of Trustees of the Fund consists of Independent Trustees and Epoch is not aware of any circumstances arising from the Acquisition that would impose an “unfair burden” on the Fund as a result of the Acquisition.

Comment: Comparison of the Agreements, page 3

3.	In the first sentence under the Compensation section, please indicate whether the fee rate payable by the Advisor to Epoch will be the same under each Agreement.

Response: The requested change has been made. The first sentence of the Proxy Statement has been revised as follows:

Each Agreement provides that, as compensation for its services, Epoch will receive from the Advisor a fee at an annual rate of 0.45% of the fund’s average gross assets.

4.	In the second sentence under the Compensation section, please provide additional detail as to what the Fund means by “any other means” in the description of “gross assets.” Please also confirm that the Fund will not use the notional value of its derivative investments for purposes of determining “gross assets.”

Response: The requested change has been made. The Proxy Statement has been revised to include the following underscored disclosure:

“Gross assets” means total assets of the fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through: (i) indebtedness of any type (including, without limitation, borrowing through a credit facility/commercial paper program or other forms of borrowings or the issuance of debt securities); (ii) the issuance of preferred shares or other similar preference securities; and/or (iii) any other means. “Any other means” in (iii) include any instrument existing now or created in the future that would involve an obligation of the fund to repay a third party (i.e. reverse repurchase agreement).

We confirm that the Fund does not use the notional value of its derivative investments for purposes of determining “gross assets” and, if the Fund were to obtain leverage through certain types of derivatives exposure, then it is anticipated that such derivative instruments would be valued based upon their market value taking into account the terms of the instrument.

Comment: APPENDIX A, page A-7

5.	Please provide additional detail as to what the Fund means by “any other means” in the description of “gross assets.”

Response: Please see the response above to Comment 4.

* * * * *

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your attention in these matters. If you have any questions, I may be reached at 617-663-3872.

Sincerely,

/s/ Kinga Kapuscinski

Kinga Kapuscinski

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